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SEC FILE NUMBER
8-49213

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Capital Research Brokerage Services LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15 S. Raymond Avenue Suite 200
(No. and Street)

Pasadena	CA	91105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John P. Odell	626-844-1440	jodell@arroyoinvestmentgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

OATH OR AFFIRMATION

I, John P. Odell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Capital Research Brokerage Services, LLC, as of ~~12/31~~ 1/23, 2~~023~~ 2024 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

THOMAS H. MA
Notary Public - California
Los Angeles County
Commission # 2445111
My Comm. Expires May 21, 2027

Signature: [signature]

Title: 1-23-24

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Capital Research Brokerage Service, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capital Research Brokerage Service, LLC (the "Company") as of December 31, 2023, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2022.
Century City, California
January 17, 2024

Capital Research Brokerage Services, LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash	$	18,859
Prepaid expense		1,055
Total assets	$	19,914

Liabilities and Member's Equity

Liabilities		
Total liabilities	$	-
Member's equity		
Member's equity		19,914
Total member's equity		19,914
Total liabilities and member's equity	$	19,914

The accompanying notes are an integral part of these financial statements.

Capital Research Brokerage Services, LLC
Statement of Income
For the Year Ended December 31, 2023

Revenues	
Commissions income	$ 84,841
Total revenues	84,841
Expenses	
Occupancy	40,219
Taxes, other than income taxes	3,712
Administrative expenses - related parties	22,250
Other operating expenses	15,699
Total expenses	81,880
Net income (loss) before income tax provision	2,961
Income tax provision	800
Net income (loss)	$ 2,161

The accompanying notes are an integral part of these financial statements.

Capital Research Brokerage Services, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2023

		Member's Equity
Balance at December 31, 2022	$	17,753
Net income (loss)		2,161
Balance at December 31, 2023	$	19,914

The accompanying notes are an integral part of these financial statements.

Capital Research Brokerage Services, LLC
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash flow from operating activities:		
Net income (loss)		$ 2,161
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Prepaid expense	$ 118	
Total adjustments		118
Net cash provided by (used in) operating activities		2,279
Net cash provided by (used in) in investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		2,279
Cash at December 31, 2022		16,580
Cash at December 31, 2023		$ 18,859

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

Capital Research Brokerage Services, LLC

Note To the Financial Statements

December 31, 2023

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Capital Research Brokerage Services, LLC (the "Company") was organized as a California Limited Liability Company ("LLC") on November 12, 1997. In May 2000, the Company acquired The Oakwood Group of Michigan, LLC., a broker/dealer organized on February 14, 1996, in the State of North Carolina as a Limited Liability Company. The surviving company maintained the broker/dealer under the name Capital Research Brokerage Services, LLC. The Company is a registered broker/dealer under the Securities and Exchange Act of 1934 ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), and Municipal Securities Rulemaking Board ("MRSB").

The Company is affiliated through common ownership with Arroyo Investment Group ("AIG") and Capital Research & Consulting, LLC ("CRC")

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including mutual fund retailer, mutual fund distributor, broker or dealer selling variable life insurance or annuities, and sale of Section 529 plans.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company, with the consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership; therefore, in lieu of business income taxes, the Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company utilizes certain fully depreciated fixed assets, consisting of office furniture and office equipment with original cost amounting to approximately $12,000 and $5,000, respectively.

The Company earns Commissions income from the sale of mutual fund shares to customers, as well as associated ongoing 12b-1 fees. The Company recognizes the commission revenue from mutual fund sales as of the trade date. The Company recognizes mutual fund 12b-1 fees in the period received, which corresponds to the Company's performance of its ongoing marketing obligations and the satisfaction of variable consideration constraints. These constraints include market value fluctuations, customer investment decisions, and mutual fund fee policies.

Note 2: INCOME TAXES

As discussed in Note 1, the Company has elected to be a California Limited Liability Company and, as a consequence, no provision for Federal Income Taxes is included in these financial statements. However, the company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2023, the income tax provision consists of the following:

Franchise tax	$ 800
Gross receipts tax	-
Total income tax provision	$ 800

Note 3: RELATED PARTY TRANSACTIONS

On April 29, 2004, the Company entered into a "shared expense" agreement in complying with FINRA and SEC rules and regulations. The agreement is between the Company, Arroyo and CRC. Under the agreement, the Company maintains its operations utilizing the office space and staff of another company, and will record monthly fees for facilities, administration, advisory services, and other fees. For the year ended December 31, 2023, a total amount of $62,469 was paid to these affiliates. The Company records the shared expenses monthly as billed.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

For the year ending December 31, 2023, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2023, the Company had net capital of $18,859 which was $13,859 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($0) to net capital was 0 to 1, which is less than the 15 to 1 maximum allowed.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2023 or during the year then ended.

Note 7: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2023 or during the year then ended.

Note 8: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Capital Research Brokerage Services, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to SEC Rule 15c3-1
As of December 31, 2023

Computation of net capital

Member's equity	$ 19,914	
Total member's equity		$ 19,914
Less: Non-allowable assets		
Prepaid expense	1,055	
Total non-allowable assets		1,055
Net Capital		18,859
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ -	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 13,859
Ratio of aggregate indebtedness to net capital		0:01

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 Part IIA report dated December 31, 2023.

Capital Research Brokerage Service, LLC
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(1) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Capital Research Brokerage Service, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2023

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Capital Research Brokerage Service, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Capital Research Brokerage Service, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Capital Research Brokerage Service, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) Capital Research Brokerage Service, LLC stated that Capital Research Brokerage Service, LLC met the identified exemption provisions throughout the year ended December 31, 2023 without exception. Capital Research Brokerage Service, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Research Brokerage Service, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DCPA

DCPA

Century City, California
January 17, 2024

Capital Research
BROKERAGE SERVICES LLC

Capital Research Brokerage Services LLC
15 S Raymond Avenue, Suite 200
Pasadena, CA 91105

Telephone 626-844-1440
Facsimile 626-440-1319

Assertions Regarding Exemption Provisions

We, as members of management of Capital Research Brokerage Services, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2023.

Capital Research Brokerage Services, LLC

By:

John P Odell, Principal